Exhibit 12.1

FINANCIAL INSTITUTIONS, INC.

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Six Months Ended June 30,
		Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Including Interest on Deposits:
Earnings:
Income before taxes	$26,705	$43,471	$44,141	$38,876	$38,980	$37,907
Fixed charges	13,039	18,364	13,234	10,799	7,895	7,916

Total	$39,744	$61,835	$57,375	$49,675	$46,875	$45,823
Fixed charges:
Interest on deposits	$7,709	$11,093	$8,458	$7,306	$6,366	$6,600
Interest on borrowings	4,849	6,402	4,083	2,831	915	737
Portion of rents representative of the interest factor (1/3) of rental expense	481	869	693	662	614	579

Total fixed charges	13,039	18,364	13,234	10,799	7,895	7,916
Preferred stock dividend requirements	910	1,896	2,021	2,006	1,941	2,177

Fixed charges and preferred stock dividends	$13,949	$20,260	$15,255	$12,805	$9,836	$10,093

Ratio of earnings to fixed charges	3.05	3.37	4.34	4.60	5.94	5.79
Ratio of earnings to fixed charges and preferred dividends	2.85	3.05	3.76	3.88	4.77	4.54
Excluding Interest on Deposits:
Earnings:
Income before taxes	$26,705	$43,471	$44,141	$38,876	$38,980	$37,907
Fixed charges	5,330	7,271	4,776	3,493	1,529	1,316

Total	$32,035	$50,742	$48,917	$42,369	$40,509	$39,223
Fixed charges:
Interest on borrowings	$4,849	$6,402	$4,083	$2,831	$915	$737
Portion of rents representative of the interest factor (1/3) of rental expense	481	869	693	662	614	579

Total fixed charges	5,330	7,271	4,776	3,493	1,529	1,316
Preferred stock dividend requirements	910	1,896	2,021	2,006	1,941	2,177

Fixed charges and preferred stock dividends	$6,240	$9,167	$6,797	$5,499	$3,470	$3,493

Ratio of earnings to fixed charges	6.01	6.98	10.24	12.13	26.49	29.80
Ratio of earnings to fixed charges and preferred dividends	5.13	5.54	7.20	7.70	11.67	11.23